September   9, 2013

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Jennifer Lopez United States Securities and Exchange Commission Mail Stop 4561 Washington, DC 20549-5546

Re:	Kopjaggers, Inc. File No. File No. 333-187952

Dear M. Lopez:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kopjaggers, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-187952), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on September 11, 2013 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (586) 552-4412 with any questions regarding this matter.

Best Regards,

KOPJAGGERS, INC. 28325 Utica Road Roseville, MI 48066

/s/ John Castillo Eggermont
John Castillo Eggermont President, Principle Executive Officer, Principal Financial officer and the Principal Accounting Officer, Director